Live Oak Acquisition Corp. II

40 Main Street, #2550

Memphis, TN 38103

July 13, 2021

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:    Live Oak Acquisition Corp. II

Registration Statement on Form S-4

Filed June 8, 2021

File No. 333-256880

Ladies and Gentlemen:

Set forth below are the responses of Live Oak Acquisition Corp. II (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 2, 2021, with respect to Registration Statement on Form S-4, File No. 333-256880, filed with the Commission on June 8, 2021 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing an Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement on Form S-4 unless otherwise specified.

Registration Statement on Form S-4 filed June 8, 2021

Summary Term Sheet, page 7

1.

We note that you have attached a copy of the Business Combination Agreement and Plan of Reorganization as an annex to the proxy statement/prospectus. Please incorporate the agreement by reference into the proxy statement/prospectus by means of a statement to that effect, as required by Item 4(c) of Form S-4.

Securities and Exchange Commission

July 13, 2021

RESPONSE:

The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 7 of the Amended Registration Statement in response to the Staff’s comment.

Summary of the Proxy Statement/Prospectus, page 26

2.

We note the information as to the trading price of your securities on page 17 and the fair market value of Navitas’ common stock on page 229. Please present this information in comparative columnar format as required by Item 3(g) of Form S-4. Please also present the disclosures required by Items 3(h), (i), and (k) of Form S-4.

RESPONSE:

The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 38 of the Amended Registration Statement in response to the Staff’s comment to include information responsive to Item 3(g) of Form S-4. The Company respectfully advises the Staff that there is no historical market price for Navitas shares as there is no market for Navitas shares.

The Company further respectfully advises the Staff that disclosures required by Items 3(h), (i) and (k) of Form S-4 related to federal regulatory requirements, the outstanding shares entitled to vote held by directors, executive officers and their affiliates and tax consequences of the transaction, respectively, are included in the Amended Registration Statement on pages 30, 41, and 22, respectively.

3.

We note that certain shareholders agreed to waive their redemption rights, as described under the subheading “Sponsor Letter Amendment” on page 31. Please describe any consideration provided in exchange for this agreement.

RESPONSE:

The Company notes the Staff’s comment and respectfully advises the Staff that the Sponsor agreed to waive its redemption rights in the original Sponsor Letter Agreement that Sponsor entered into in connection with the Company’s initial public offering. The provisions relating to the waiver of redemption rights in the original Sponsor Letter Agreement were not amended in connected with the Sponsor Letter Amendment entered into in connection with the business combination.

4.

Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

RESPONSE:

The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 20, 34, 83 and 164 of the Amended Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

July 13, 2021

Risk Factors, page 43

5.

Please disclose the material risks to unaffiliated investors presented by taking Navitas public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

RESPONSE:

Respectfully, the Company notes the Staff’s comment and advises the Staff that it believes it has identified all the material risks to unaffiliated investors through extensive diligence, and the Company believes the risks are sufficiently disclosed in the “Risk Factor” section of the Amended Registration Statement. The Company does not believe that the absence of due diligence conducted by an underwriter as might be conducted in an underwritten offering creates a material risk to unaffiliated investors of the Company. The Company, and its directors and officers (as a registrant under the Securities Act of 1933, as amended (the “Securities Act”), a reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and a company with fiduciary duties under Delaware law), have more stringent duties and liabilities than an underwriter under the Securities Act. The underwriters in an initial public offering are only subject to liability under the Securities Act, and conduct diligence to establish a due diligence defense or to rely on experts. The Company and the officers and directors of the Company are subject to the same or higher liability standards as the underwriters. The Company engaged in an extensive diligence process which not only included significant time from its directors and officers but also, as set forth in the “Background of the Business Combination” on pages 150-156 of the Amended Registration Statement, included retaining several third-party advisors to assist. Moreover, the Company’s management team has an extensive and successful history of investing in companies in part achieved by thoughtful and detailed diligence and participation in many initial public offerings.

6.

We note Navitas’ loan agreement, described on page 67, contains restrictive covenants that may require a mandatory prepayment if Navitas merges with other companies or carries out certain change of control transactions. Please disclose whether the proposed business combination will trigger a prepayment and, if so, disclose the amount and potential material consequences.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 68 of the Amended Registration Statement accordingly.

Unaudited Pro Forma Condensed Combined Financial Information, page 107

7.

We note the equity capitalization summary of the pro forma ownership of Class A common stock of the surviving corporation following the business combination and the PIPE financing in note 4 on page 115. Please revise footnote (2) to disclose the vesting terms for the Earnout Shares to the Eligible Navitas Equityholders. Please comply with this comment throughout the filing whenever this table is presented.

Securities and Exchange Commission

July 13, 2021

RESPONSE:

The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 9, 15, 38, 117 and 166 of the Amended Registration Statement in response to the Staff’s comment.

8.

Refer to note 5(i) on page 116. It appears that transaction costs that are not offering costs, such as the costs reflected as an adjustment to retained earnings in the pro forma balance sheet, should be reflected as expenses in the pro forma statement of operations for the year ended December 31, 2020 as a non-recurring item.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that note 5(i) has been revised to clarify the amount of transaction costs that are directly related to the offering and are therefore accounted for as an adjustment to additional paid-in capital and the amount of other transaction costs to be expensed. Additionally, notes 5(k), 6(e) and the unaudited pro forma condensed financial statements have also been revised to present offering costs as an adjustment to additional paid-in capital and other transaction costs as expenses.

9.	Refer to notes 5(m) and 6(a) on page 116. Please address the following:

•	Clarify the accounting for all earnout shares, including shares issuable to employee and non-employee equityholders;

•	Clarify how you estimated the fair value of all earnout shares;

•	Disclose the amount of any additional unrecognized compensation expense related to the earnout shares and the time periods when the expenses will be recorded;

•

Provide a sensitivity analysis that quantifies the potential impact that a change in the per share market price of the post combination company’s common stock could have on the pro forma balance sheet and pro forma statement of operations related to the earnout shares recorded as liabilities; and

•	More fully explain the nature and potential impact of the stamp duty.

RESPONSE:

The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure in notes 5(m), 5(n), 6(a) and 6(d) in response to Staff’s comments.

10.

Refer to note 6(c) on page 117. Please calculate all pro forma net loss per share amounts based on the weighted average shares outstanding during each period. In addition, please quantify all instruments not included in the calculations of pro forma loss per share because they are anti-dilutive.

Securities and Exchange Commission

July 13, 2021

RESPONSE:

The Company notes the Staff’s comment and respectfully advises the Staff that it has revised all pro forma net loss per share amounts based on the weighted average shares outstanding during each period. Additionally, the Company has disclosed the anti-dilutive instruments excluded from diluted earnings per share in note 6(c).

The Business Combination, page 124

11.

Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum, and interim redemption levels.

RESPONSE:

The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 87-88 of the Amended Registration Statement in response to the Staff’s comment.

12.

Please disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warranties retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 10 and 167 of the Amended Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

July 13, 2021

13.

It appears that underwriting fees for your initial public offering remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis. Please also quantify the aggregate deferred underwriting fees payable to Jefferies and BofA Securities that are contingent on completion of the business combination.

RESPONSE:

The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 168 of the Amended Registration Statement in response to the Staff’s comment. Additionally, the Company respectfully advises the Staff that it is not a party to an agreement with Jefferies or BofA Securities that contemplates deferred underwriting fees being adjusted based on redemptions.

14.	Please quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

RESPONSE:

The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 10 and 167 of the Amended Registration Statement in response to the Staff’s comment.

The Business Combination—Background to the Business Combination, page 145

15.

We note you completed your initial public offering on December 7, 2020, and held an introductory meeting with Navitas on December 20, 2020. Please revise to describe how Navitas was identified as a potential target and by whom, and how the initial negotiations were started and by whom. Please also describe any negotiation and marketing processes regarding the PIPE financing, including who selected potential investors, what relationships they have to the other parties (i.e., LOKB, your sponsor, Navitas, its affiliates, and the placement agents), and how the terms of the PIPE transactions were determined. Disclose if your sponsor, directors, officers, or their affiliates will participate in the private placement.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 150 and 152 of the Amended Registration Statement related to how Navitas was identified as a potential target and by whom, and how the initial negotiations were started and by whom, in response to the Staff’s comment. Additionally, the Company respectfully advises the Staff that it has revised the disclosure on page 154 of the Amended Registration Statement related to the PIPE Financing, in response to the Staff’s comment.

Securities and Exchange Commission

July 13, 2021

The Business Combination—Certain Navitas Projected Financial Information, page 154

16.

We note your statement on page 155, “The projections were prepared by, and are the responsibility of, Navitas and LOKB management.” Please revise to describe clearly the reasons why the financial projections were prepared and to clarify that you are responsible for the information included in the registration statement.

RESPONSE:

The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 160 of the Amended Registration Statement in response to the Staff’s comment.

17.

Describe fully the material assumptions underlying your financial projections and the limitations of the projections. We note assumptions contained in the analyst materials included as exhibits to your Form 8-K filed on June 23, 2021, for example those outlined by CFO Todd Glickman.

RESPONSE:

The Company notes the Staff’s comment and respectfully advises the Staff that it has updated its disclosures on pages 159 and 160-162 of the Amended Registration Statement accordingly.

18.

We note you have provided more than three years of financial projections. Please explain how the basis for the projections beyond year three is reasonable; for example, whether these forecasts reflect more than simple assumptions about growth rates. Clearly describe the factors or contingencies that would affect your projected revenue growth ultimately materializing.

RESPONSE:

The Company notes the Staff’s comment and respectfully advises the Staff that it has updated its disclosure on pages 159 and 162 of the Amended Registration Statement to explain how the projections were constructed and why we believe they are reasonable, even after three years, although subject to greater uncertainty due to unforeseen circumstances. The Company has also included additional disclosure that described additional factors that could affect Navitas’ projected revenue growth.

19.

We note references to projections throughout the negotiating process described on pages 147-50. Please advise whether there are multiple “sets” of projections with different underlying assumptions, including in connection with the PIPE financing. If so, consider the need to disclose these projections and why they were prepared to make the presentation of the projections included in your filing materially complete.

Securities and Exchange Commission

July 13, 2021

RESPONSE:

The Company notes the Staff’s comment and respectfully advises the Staff that there are not multiple sets of projections with different underlying assumptions. The Staff is hereby advised that management of Navitas prepared only one set of projections and discussed and shared with LOKB only that single set of projections. Further, Navitas confirms with the Staff that the initial projections provided to LOKB were not altered or otherwise modified throughout the business combination process or in connection with the PIPE Financing.

The Business Combination—Interests of Certain Persons in the Business Combination, page 157

20.

Please revise to describe and quantify all the interests for each person individually. Please ensure that the information is consistent with the beneficial ownership information on page 255. Specifically quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for LOKB’s officers and directors, if material. Include a description or cross-reference to the change-in-control benefits described on page 228.

RESPONSE:

The Company notes the Staff’s comment and respectfully advises the Staff that any expenses incurred will not be paid until the completion of the business combination. Additionally, the Company respectfully advises the Staff that the Company’s sponsor and its affiliates are not awaiting reimbursement for any loans or out-of-pocket expenses.

21.

We note that Jefferies and BofA Securities performed additional services after your initial public offering and part of the underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to each firm that are contingent on completion of the business combination.

RESPONSE:

The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 34 and 164 of the Amended Registration Statement in response to the Staff’s comment.

Proposal No. 1—The Business Combination Proposal, page 169

22.	Please revise to clarify whether shareholders are being requested to approve the PIPE financing and, if so, present this as a separate proposal.

RESPONSE:

The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure in the Amended Registration Statement in response to the Staff’s comment to provide shareholders the opportunity to vote separately on the issuances of shares in connection with the Business Combination and the PIPE Financing.

Securities and Exchange Commission

July 13, 2021

The Company further respectfully advises the Staff that the shareholders are afforded the opportunity to vote separately on the issuance of shares in connection with the Business Combination as part of Proposal No. 1 — The Business Combination Proposal, and has revised the disclosure on pages 13 and 182 of the Amended Registration Statement to clarify this point for shareholders. The Company further respectfully advises the Staff that a vote on the Business Combination Agreement and the Business Combination is a vote to approve the issuance of shares pursuant to the Business Combination Agreement and in connection with the Business Combination.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Navitas—Overview, page 186

23.	Please revise the phrase, “we have partnered with over 90% of major mobile OEMs,” to clarify its meaning and scope.

RESPONSE:

The Company notes the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 195 of the Amended Registration Statement accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Navitas

Results of Operations, page 189

24.

We note your risk factor on page 62 indicates that fluctuations in foreign exchange rates against the U.S. dollar could result in changes in reported revenues and operating results due to the foreign exchange impact of translating these transactions into U.S. dollars. Please enhance your discussions of results of operations for each period presented to quantify the impact of changes in revenues and expenses due to foreign currency translations, to the extent material.

RESPONSE:

The Company notes the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 63 of the Amended Registration Statement accordingly. The impact of foreign currency exchange rates on our revenues and operating results is de minimis for the periods presented. We will continue to monitor the impact of transactions in foreign currencies on our results of operations and adjust our disclosures as appropriate.

Liquidity and Capital Resources, page 191

25.

Please quantify and more fully disclose and discuss your short and long term liquidity requirements and priorities, including potential changes in your priorities based on the impact of changes in the amount of cash available to the post-combination company due to the amount of cash redemptions.

Securities and Exchange Commission

July 13, 2021

RESPONSE:

The Company notes the Staff’s comment and respectfully advises the Staff that it has updated its disclosure on page 201 accordingly.

Critical Accounting Policies and Estimates

Share-Based Compensation, page 194

26.

Please disclose and discuss changes in the estimated fair value of your common stock during the periods presented. Please address material differences between the valuations used to determine the fair value of your common stock relative to the fair value implied by the current merger transaction.

RESPONSE:

The fair value of the Company’s common stock was determined by the Company’s board of directors (“the Board”), after considering management’s input and contemporaneous valuation reports issued by an independent third-party valuation specialist prepared in accordance with “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (AICPA Accounting and Valuation Guide), developed by the American Institute of Certified Public Accountants. The fair value of common stock used to establish the exercise price of stock options and grant date fair value of restricted stock are established by the Board based on the latest valuation available at each grant date, provided that there has been no material development since the valuation date that would call into question whether such report could be relied on by the Board in determining the fair market value of the common stock. When warranted, the Company obtains updated independent third-party valuations.

The fair value of the Company’s common stock ranged from $0.22 per share in June 2019, to $1.16 per share for grants in October and December 2020, to $5.53 per share as of February 12, 2021, the date of the most recent contemporaneous valuation report and the Company’s most recent equity grants.

The Company notes that the valuation of the common stock increased from $0.22 per share to $1.16 per share between June 2019 and October 2020 as a result of various factors. These factors are outlined below:

•

The June 2019 valuation utilized a market approach, with 75% weighting to guideline public company method and 25% weighting to guideline venture funding method, while the 2020 valuation was weighted 100% to guideline venture funding method.

•

The June 2019 valuation used two valuation approaches and derived a weighted value for the Company. In deriving the June 2019 valuation, the Company considered the time elapsed since its Series B-1 convertible preferred stock fundraise, which was priced in July 2018, as well as the unfavorable trade dynamic between the United States and China that arose subsequent to the Series B-1 issuance, and therefore placed greater weight on the guideline public company method.

Securities and Exchange Commission

July 13, 2021

•	The discount for lack of marketability (“DLOM”) decreased from 45% to 30%.

The increase from $1.16 per share in December 2020 to $5.53 per share as of February 12, 2021 was primarily due to the transition from a single scenario approach to a probability weighted expected return method (“PWERM”) to determine the value of the common stock. Prior to February 2021, the Company was not expecting a near-term liquidity event. Therefore, a guideline venture funding analysis was done to derive the equity value of the Company, which was then allocated using the Option Pricing Method (“OPM”). Once the LOI was received from LOKB on February 11, it changed the likelihood of a near-term liquidity event and therefore it was determined that a PWERM analysis was the more appropriate valuation approach.

The February 12, 2021 valuation incorporated two scenarios under the PWERM method. The first scenario is a later exit scenario in which the Company was valued as a going concern based on an exit timeline of 2.5 years (“Scenario 1”). Under Scenario 1, the Company’s equity value was estimated using a market approach and was then allocated using the OPM, reflecting the rights and preferences for each security (i.e., convertible notes, preferred equity, common equity, options and warrants). The second scenario assumed a near-term liquidity even through a SPAC transaction (“Scenario 2”). Under this scenario, the equity value was based on the presumed SPAC transaction pre-money value of $950 million. This value was then allocated using the Current Value Method (“CVM”), taking into account the exercise of the options/warrants as well as the conversion of any preferred stock.

To summarize:

•

Scenario 1 – Assumed Navitas does not complete a near-term transaction and valued the Company using a market approach with 100% weighting to guideline venture funding based on the recently completed Series B-2 convertible preferred stock issuance and a 30% DLOM.

•	Scenario 2 – Based on a transaction which assumes the current equity holders of the Company will receive total aggregate consideration of $950 million and assumes a 20% DLOM.

The two valuation scenarios resulted in a Scenario 1 valuation of $1.16 per share and Scenario 2 valuation of $7.41 per share. In deriving the fair market value for Navitas common shares, management estimated that as of the valuation date there was a likelihood of 70 percent that the SPAC transaction would occur, resulting in a weighting of 30 percent to Scenario 1 and 70 percent to Scenario 2. In determining the 70 percent weighting to Scenario 2, management considered that the LOI with the SPAC had been received, but had not yet been executed and other contingencies inherent in completing the transaction, including lengthy diligence, the potential need to raise additional equity (e.g., PIPE financing), potential redemptions by SPAC shareholders and regulatory requirements, among other factors.

The Company acknowledges that the change in valuation methodology to the PWERM driven by the receipt of the LOI, along with the execution of its strategy, resulted in a higher valuation between December 2020 and February 12, 2021. The Company believes the near-term liquidity events became

Securities and Exchange Commission

July 13, 2021

more likely given the direction from its board of directors and continued progression on the execution of the business plan. Further, these potential near-term liquidity events increased the value of the business due to a lower discount for lack-of-marketability driven by a shorter potential time to liquidity due to the potential acceleration of a transaction.

We note that there is a divergence between the equity values derived in the two scenarios, primarily because the forecasts relied on in Scenario 1 do not account for the SPAC transaction and are lower than those provided to LOKB, which reflect access to public market capital. This is due to the growth prospects that the SPAC transaction financing permits, which will allow the Company to access additional funds to further develop its technology and build additional products.

The difference between $5.53 per share as of February 12, 2021 and an approximate fair value per share of $10.00 implied by the current merger transaction is primarily attributable to the use of the PWERM, which also included a scenario in which a transaction does not occur and the Company continues operating as a privately held entity.

Additionally, we have updated our disclosures on pages 203-204 of the Amended Registration Statement to disclose changes in the estimated fair value of our common stock during the periods presented.

Information about Navitas—Company Overview, page 198

27.

Please balance disclosure of Navitas’ competitive strengths and market opportunities with disclosure that the company has yet to operate at a profit level. Clarify the extent to which Navitas’ products are in development stage or early-stage commercialization, including material hurdles to full-scale production and marketing.

RESPONSE:

The Company notes the Staff’s comment and respectfully advises the Staff that it has updated its disclosure on page 210 of the Amended Registration Statement to state that Navitas has yet to operate at a profit and to clarify both the market opportunity as well as the extent to which Navitas products are in development state or commercialization.

28.

In light of Navitas’ dependence on Gallium, specifically describe the company’s sources of supply of this raw material, together with any risks resulting from dependence on one or a limited number of suppliers. Please expand or revise related risks factors as appropriate.

Securities and Exchange Commission

July 13, 2021

RESPONSE:

The Company notes the Staff’s comment and respectfully advises the Staff that it has updated its disclosure on page 212 to provide disclosure on the sources of supply to Navitas of Gallium, the chief raw material used in Navitas products. The Company has also updated related risk factors on page 44 accordingly.

Information about Navitas—Competitive Strengths, page 199

29.

We note the statement, “Navitas has achieved a market-leading position in GaN power ICs by surmounting key challenges to commercialization, resulting in a best-in-class GaN IC solutions and a patented, multi-year advantage.” Please revise to substantiate this statement and similar assertions elsewhere, for example on page 96, “we believe we are a clear leader in the GaN space.”

RESPONSE:

The Company notes the Staff’s comment and respectfully advises the Staff that it has updated its disclosure on pages 210, 211 and 212 of the Amended Registration Statement to substantiate our statement and to identify the source of the factual information we rely upon.

Information about Navitas—Intellectual Property, page 200

30.	Please revise to disclose the duration of Navitas’ patents.

RESPONSE:

The Company notes the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 211 of the Amended Registration Statement accordingly.

Information about Navitas—Competition, page 201

31.

We note the projection here, “we will cross the cost-parity point with silicon within 2 years,” as well as market projections on page 196. Please balance these with disclosure regarding the risk that Navitas’ projections may not be realized and identify the material assumptions upon which these projections are based.

RESPONSE:

The Company notes the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on pages 211-212 of the Amended Registration Statement accordingly.

Securities and Exchange Commission

July 13, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations of LOKB Critical Accounting Policies

Net Income Per Common Share, page 207

32.

You disclose on page 208 that net income per share, basic and diluted for Class A common stock for the three months ended March 31, 2021 is calculated by dividing the income from investments held in the Trust Account of approximately $1,693,373, net of applicable franchise taxes of approximately $50,000, by the weighted average number of shares of Class A common stock outstanding for the period. However, you disclose on page F-12 that net income per share, basic and diluted for Class A common stock for the three months ended March 31, 2021 is calculated by dividing the income from investments held in the Trust Account of approximately $37,000, net of applicable franchise taxes of approximately $50,000, by the weighted average number of shares of Class A common stock outstanding for the period. Please correct this discrepancy.

RESPONSE:

The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 219 of the Amended Registration Statement in response to the Staff’s comment.

Information about LOKB

Conflicts of Interest, page 220

33.

Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and LOKB’s officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, Navitas. In addition, please clarify how LOKB’s board considered those conflicts in negotiating and recommending the business combination.

RESPONSE:

The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 232-233 of the Amended Registration Statement in response to the Staff’s comment.

34.	We note that your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

RESPONSE:

The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 234 of the Amended Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

July 13, 2021

Beneficial Ownership of Securities, page 255

35.	Please provide the information required by Item 201 of Regulation S-K in relation to both LOKB and Navitas’ shares, including the number of holders.

RESPONSE:

The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 270 of the Amended Registration Statement in response to the Staff’s comment.

36.

Please disclose whether the sponsor will receive additional securities pursuant to an anti-dilution adjustment based on your additional financing activities; if so, quantify the number and value of securities and disclose the ownership percentages before and after the additional financing to highlight dilution to public stockholders.

RESPONSE:

The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 267 of the Amended Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

July 13, 2021

37.

Please provide further information regarding the 409A valuations of Navitas’ stock described on page 229, including why the initial valuation was revised and what explains the nearly five-fold increase between the second and third valuations.

RESPONSE:

On October 12, 2020, Navitas’ independent valuation firm issued a 409A valuation report determining the fair market value of Navitas’ Common Shares to be $0.29 as of June 30, 2020 (the “Original June 30, 2020 Valuation Report”). On May 12, 2021, Navitas received a revised 409A valuation report (the “Revised June 30, 2020 Valuation Report”) indicating that the corrected fair market value of Navitas’ Common Shares was $1.16 per share as of June 30, 2020.

The Original June 30 Valuation Report was revised because Navitas and the third-party valuation firm undertook a retrospective review of the Company’s recent 409A report and determined that the Original June 30 Valuation Report should have placed a greater weighting on the Company’s 2020 Series B-2 preferred convertible stock issuance. The revision resulted in a change in the weighting of market approach valuations from 75% guideline public company and 25% guideline venture funding in the Original June 30 Valuation Report to 100% guideline venture funding in the Revised June 30, 2020 Valuation Report.

In February 2021, each Named Executive Officer (“NEO”) entered into an amendment to the employment agreement with Navitas which provided for, amongst others, each NEO the right to purchase restricted Navitas Common Shares at a price equal to the fair market value per share of $0.29 which was originally determined by the Original June 30, 2020 Valuation Report. On May 27, 2021, Navitas’ independent valuation firm provided a 409A valuation report which indicated that the fair market value of Navitas’ Common Shares was $5.53 as of February 12, 2021 (the “February 12, 2021 Valuation Report”) and the Company realized that the Original June 30, 2020 Valuation Report could no longer be relied on to determine the fair value of the February 2021 restricted share awards. Please see our response to comment 26 for a discussion of the increase in value between the second and third valuations.

Experts, page 265

38.

We note that Navitas engaged a new auditor to audit their financial statements as of and for the year ended December 31, 2020. Please provide the disclosures required by Item 304 of Regulation S-K, including a letter from the former auditor filed as an exhibit to the registration statement agreeing or disagreeing with those disclosures. Although we note Navitas is the company being acquired, we also note the merger will be accounted for as a reverse recapitalization and that Navitas is the accounting acquirer and predecessor.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has added the disclosure under the heading Change in Accountants and has obtained a letter from the Company’s former auditor, which is included as an exhibit to the registration statement. See Exhibit 16.1 of the Amended Registration Statement.

Securities and Exchange Commission

July 13, 2021

Live Oak Acquisition II – Interim Financial Statements

Note 8 – Fair Value Measurements, page F-17

39.

Based on the numbers of warrants outstanding and the tabular disclosures related to changes in the fair values of the Public Warrants and Private Placement Warrants on page F-18, it appears the fair values of the Public Warrants and Private Placement Warrants disclosed in the table on page F-17 have been transposed. Please revise and ensure disclosures are correct and consistent throughout the filing.

RESPONSE:

The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page F-17 of the Amended Registration Statement in response to the Staff’s comment.

Live Oak Acquisition II - Annual Financial Statements

Note 8 - Stockholders’ Equity, page F-36

40.

You disclose on page F-36 that there were 1,115,768 shares of Class A common stock issued and outstanding, excluding 24,184,232 shares of Class A common stock subject to possible redemption as of December 31, 2020; however, your balance sheets on pages F-2 and F-22, indicate there were 3,159,368 shares of Class A common stock issued and outstanding, excluding 22,140,632 shares of Class A common stock subject to possible redemption as of December 31, 2020. Please correct this discrepancy.

RESPONSE:

The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page F-36 of the Amended Registration Statement in response to the Staff’s comment.

Signatures, page II-6

41.

Please revise your signature page to have your principal accounting officer or controller sign the registration statement in their individual capacity. This signature should appear in the second signature block of the signature section. If someone has signed in more than one capacity, indicate each capacity in which they signed.

RESPONSE:

The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the signature page to have its principal accounting officer sign the Amended Registration Statement in her individual capacity.

*        *        *         *        *

Securities and Exchange Commission

July 13, 2021

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

LIVE OAK ACQUISITION CORP. II

By:	/s/ Richard J. Hendrix
Name:	Richard J. Hendrix
Title:	Chief Executive Officer

Enclosures

cc: Sarah K. Morgan, Vinson & Elkins LLP